1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date July 5, 2005	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

CONNECTED TRANSACTION

ACQUISITION OF 95.67% EQUITY INTEREST IN HEZE

AND

DESPATCH OF CIRCULAR

The parties to the Equity Transfer Agreement, namely the Company and the Parent Company, have entered into the Supplemental Agreement to amend and/or supplement the terms of the Equity Transfer Agreement.

The Company has, in respect of the Acquisition, despatched a circular today.

On 28 April and 29 April 2005, the Company announced the acquisition of 95.67% equity interest in Yankuang Heze Power Chemical Company Limited and on 19 May 2005 and 9 June 2005 announced the extension of time for the despatch of circular to the shareholders of the Company (collectively, the “Connected Transaction Announcements”). Terms used in this announcement shall have the same meanings as defined in the Connected Transaction Announcements unless the context otherwise requires.

SUPPLEMENTAL AGREEMENT

The parties to the Equity Transfer Agreement, namely the Company and the Parent Company, have entered into a supplemental agreement on 28 June 2005 (the “Supplemental Agreement”) to amend and/or supplement the terms of the Equity Transfer Agreement. Pursuant to the Supplemental Agreement, the terms and conditions set out in the Supplemental Agreement shall prevail in case of any inconsistency with the Equity Transfer Agreement.

Details of the principal terms of the Supplemental Agreement are set out as follows:

Consideration

As set out in the Connected Transaction Announcements, the consideration for the acquisition of Heze can only be determined after the valuation of Heze is completed. As at the date of this announcement, the valuation of Heze has been completed and the purchase consideration has been fixed at RMB584.01 million, pursuant to the Supplemental Agreement.

The Company had paid a down payment of RMB574 million and the Company intends to fund the remaining portion of the consideration of RMB10.01 million using the Company’s existing cash balance.

Conditions Precedent of the Acquisition

Pursuant to the Equity Transfer Agreement and Supplemental Agreement, completion of the Acquisition is conditional on the fulfillment of the following conditions:

(a)	all necessary approvals having been obtained by the Company and the Parent Company from the relevant PRC authorities in respect of the Acquisition;

(b)	approval of the Acquisition by the independent shareholders of the Company at an extraordinary general meeting;

(c)	there being no material adverse change in the business operations and performance of Heze as at the date of completion of the Acquisition; and

(d)	all of the representations, warranties and undertakings by the Parent Company and the Company under the Equity Transfer Agreement and the Supplemental Agreement remaining true, accurate, complete and effective on the date of completion of the Acquisition.

If condition (b) is not fulfilled (i.e. the approval by the Independent Shareholders is not obtained at the EGM), the down payment shall be returned to the Company with compensation, which is to be calculated at the demand deposit rate announced by the People’s Bank of China for the relevant period, within 30 days from the date of such non-approval. In the event that any of the other conditions above are not fulfilled prior to 31 December 2005, the Company shall be entitled to terminate the Acquisition in which event, the down payment of RMB574 million made by the Company to the Parent Company shall be returned to the Company with compensation, which is to be calculated at the demand deposit rate announced by the People’s Bank of China for the relevant period, within 30 days from 31 December 2005.

Completion

Completion of the Acquisition shall take place on the date of fulfillment of all the conditions set out in the paragraph headed “Conditions Precedent of the Acquisition” (the “Conditions”) or on a date to be agreed by the Parent Company and the Company after the fulfillment of the Conditions and in any case, not later than 31 December 2005.

Transfer of mining rights of Zhaolou and Wangfu coal mines

The Company and its subsidiaries (the “Group”) intend to acquire the Zhaolou and Wanfu mining rights from the Parent Company to enable commencement of mining at the Zhaolou coal mine and eventually at the Wanfu coal mine.

Pursuant to the terms of the Supplemental Agreement:

(a)	the Parent Company irrevocably undertakes that the Group shall have the right to purchase the Zhaolou and Wanfu mining rights from the Parent Company within twelve months from the respective date on which the mining rights of such mines are obtained by the Parent Company;

(b)	the Parent Company and the Company undertake to appoint a qualified independent valuer to conduct a valuation of the mining rights associated with the Zhaolou and Wanfu coal mines;

(c)	the consideration for the mining rights shall be based upon the valuation appraised by the qualified independent valuer and endorsed by the applicable PRC government authorities; and

(d)	the acquisition of the mining rights related to Zhaolou and Wanfu coal mines shall be governed by separate agreements to be entered into between the Group and the Parent Company.

The acquisition of such mining rights will constitute a connected transaction for the Company insofar as the Parent Company remains a substantial shareholder of the Company at time of the transaction. The Company will make further announcements when it enters into any agreement with the Parent Company in relation to the acquisition of the mining rights of the Zhaolou and Wanfu coal mines.

Further Terms to the Supplemental Agreement

Pursuant to the Supplemental Agreement, the Company has agreed with the Parent Company that if, after the completion of the Acquisition, any of the following does not occur on or before 30 June 2006:

(a)	the receipt of all necessary approvals by Heze of the land use rights associated with the Zhaolou coal mine and its related facilities;

(b)	the receipt of all necessary approvals by the Parent Company in relation to the mining rights of the Zhaolou coal mine;

(c)	(where applicable in accordance with the Hong Kong Listing Rules) the receipt of approval from the independent shareholders of the Company for the proposed acquisition of the Zhaolou mining rights from the Parent Company;

or any other factors resulting in the proposed acquisition of the Zhaolou coal mine mining rights from the Parent Company failing to occur, then the Company shall have the right to return the 95.67% equity interest in Heze to the Parent Company. Upon the exercise by the Company of its rights, the Company shall return the Parent Company, the 95.67% equity interest in Heze and the Parent Company shall return the Company, within 30 days from the date of notice:

(i)	(a) the consideration of RMB584.01 million and (b) the net capital (if any) injected into Heze by the Company during the period; and

(ii)	in respect of the sum referred to in (a) and (b) in (i) above, a rate of compensation equivalent to 10% per annum (the rate of compensation on (a) shall be computed from the date of completion of the Acquisition whereas the rate of compensation on (b) shall be computed based on the timing of the capital injection).

The Company will make further announcements should the Company return the 95.67% equity interest in Heze to the Parent Company pursuant to the Supplemental Agreement.

MISCELLANEOUS

Since Heze has not commenced commercial production, it had no net profits for the years ended 31 December 2003 and 31 December 2004.

DESPATCH OF CIRCULAR

Pursuant to Rule 14A.49 of the Hong Kong Listing Rules, the Company has, in respect of the Acquisition, despatched a circular, which contains, among others, further information of the Acquisition and details of the extraordinary general meeting to be convened for the approval of, among others, the Acquisition, to its shareholders today.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 29 June 2005

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr., Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Secretary; (86) 537 538 3310